United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street N.E.

Washington, D.C. 20549-7010

BY EDGAR

19 April 2024

Re: Barclays PLC Form 20-F for the fiscal year ended December 31, 2023, Filed February 20, 2024 (File No. 001-09246)

Dear Sir or Madam,

On behalf of Barclays PLC (the “Company” or “Barclays”), this letter responds to the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission contained in the letter dated April 5, 2024 (the “Comment Letter”) relating to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023 filed on February 20, 2024 (the “2023 Form 20-F”). Capitalised terms used and otherwise not defined have the meanings assigned to such terms in the 2023 Form 20-F.

To facilitate your review, we have reproduced the text of the Staff’s comment in boldfaced print below, followed by the Company’s response to the comment.

Yours sincerely,

/s/ Anna Cross
Anna Cross – Group Finance Director

Barclays PLC. Registered in England. Registered No: 48839. Registered Office: 1 Churchill Place, London E14 5HP.

Form 20-F for the fiscal year ended December 31, 2023

Financial Review, page 300

1.	We note your disclosure on pages 304, 308 and 315 related to the material impact of gross and net structural hedge contributions on net interest income. Please revise future filings to provide a separately captioned section discussing the structural hedge and the impact on financial results. In your disclosure, please address the following bullet points and provide any other appropriate information:

In regard to the disclosure on pages 304, 308 and 315 of the Barclays PLC 2023 Form 20-F related to the material impact of gross and net structural hedge contributions on net interest income, Barclays wishes to provide further insight to the background of accounting and disclosure of the structural hedge.

Background 1: Structural Hedging Economic Risk Management

Banking book assets and liabilities consist of a mix of both fixed and floating rate products, with varying durations. Mismatches between the re-pricing profile of assets and liabilities creates interest rate risk.

Barclays seeks to manage interest rate risk arising in the banking book back to a floating rate.

To do this Barclays refer to two types of hedging programmes, a “product” hedge as shown on the right of the diagram below, and a “structural” hedge as shown on the left.

A product hedge manages the interest rate risk of assets and liabilities with a fixed rate and fixed maturity.

A structural hedge manages the interest rate risk of liabilities and equity which have no contractual maturity date and that are fixed rate and/or not sensitive to changes in interest rates (i.e. the customer rate does not change with movements in interest rates).

Whilst Barclays centralises the interest rate risk across each of these products by executing hedges between the businesses originating the products, and Treasury, it is the net position of these combined risks that are externalised with interest rate derivatives, which therefore mitigate Barclays economic exposure to changes in interest rates.

Barclays PLC. Registered in England. Registered No: 48839. Registered Office: 1 Churchill Place, London E14 5HP.

The net externalised interest rate derivative position is receive fixed, pay floating. This offsets the natural net pay-fixed position of the banking book balance sheet, arising from non-interest-bearing deposits/current accounts, and equity funding. This was the net overall position consistently through the reporting periods referenced in this letter.

In November 2023 Barclays held a teach in [https://home.barclays/content/dam/home-barclays/documents/investor-relations/fixed-income-investors/2023/20231128-Structural-Hedge-Teach-In-Transcript.pdf], which focused on explaining the mechanics of our structural hedge from which the above diagram is sourced.

Background 2: Structural Hedging Income

Certain questions raised within this letter focus on fair value (“FV”) movements of the existing portfolio of derivatives at reporting periods which impact the Statement of Other Comprehensive Income (“SOCI”). Movements within the SOCI do not directly correlate with the economic risk management or net interest income of the structural hedge for a number of reasons.

(a)	The SOCI reflects the accounting asymmetry risk arising from the net externalised hedges executed to mitigate the economic risk. The structural hedge positions viewed in isolation, are a contributor to that net externalised risk, but not the totality of it.

(b)	The SOCI reflects the management of accounting asymmetry (accounting timing mismatch) risks and the impact of movements in forward interest rates on existing derivatives used in externalising the net economic risk of the bank.

Forward interest rate movements change the future floating payments on these derivatives and are reflected in the SOCI immediately. The same changes in interest rates also affect the accruals income generated from floating rate receivables on the balance sheet, which will flow directly through the income statement, and not through the SOCI, as outlined in the table below.

The SOCI thus presents only a view of accounting timing mismatches. It does not reflect changes in the underlying assets and liabilities held at amortised cost.

Net Fixed Rate Liabilities (Source of funds)	Net Externalised Derivative (SOCI)	Floating Rate Funding (Use of funds)
Pay Fixed or 0% rate	Receive Fixed
	Pay Floating	Receive Floating

(c)	Within disclosures and external materials, we reference gross and net structural hedge income. Gross income only looks at the fixed leg of the interest rate swap and is the focus of our investor materials since the (pay) floating leg of the swap offsets the (receive) floating rate of interest on assets being funded by the hedged liability.

Barclays PLC. Registered in England. Registered No: 48839. Registered Office: 1 Churchill Place, London E14 5HP.

(d)	The projected net interest income increase of our structural hedge highlighted in investor materials, references the re-investment of the swaps in the structural hedge portfolio onto rates higher than the rates at which the maturing swaps were booked. These are positions not yet executed and thus do not feature in the SOCI. The rate at which existing swaps mature is known, but the rate at which new swaps will be booked is assumed, per the economic and market assumptions made in our financial plans.

Background 3: Accounting Risk Management

Barclays accounting risk management mandate is separate to the economic risk mandate and focuses exclusively on identifying all areas of accounting asymmetry across the bank and implementing hedge accounting solutions to address accounting profit and loss (“P&L”) volatility.

Accounting asymmetry arises as a result of managing the economic risks of amortised cost accounted assets and liabilities with derivatives that are accounted for at FV.

Hedge accounting solutions deployed within Barclays cover interest rate, foreign exchange (FX) and inflation asymmetry risks utilising both FV and cash flow hedge accounting methods.

The net externalised economic risk position referenced above is considered within Barclays’ cash flow hedge accounting solution. Barclays adopts hedge accounting to match the interest rate derivatives with the floating rate assets the underlying deposits are funding. This has the effect of aligning the accounting treatment with the economic effect of the hedges.

This treatment allows FV movements arising from forward interest rate movements to be deferred into the cash flow hedge reserve, whilst the accrued cash flow from the derivative is realised in the income statement.

●	the specific interest rate risk being hedged (e.g., decrease in net interest income from decreasing interest rates) during each period presented and a description of the underlying causes of the specific risk (e.g., net assets with variable interest rates);

The disclosure highlights the size and performance of the structural hedge programme. The programme smooths income from fixed rate non-maturing balance sheet items that are behaviourally stable. As interest rates move, such balances, paying fixed rate (or insensitive to interest rates) would otherwise drive material income volatility given the re-pricing mismatch with the floating rate assets they are funding. I.e., the interest rate on the asset changes with market rates, but the interest rate on the liability is fixed.  The hedge programme creates a fixed receivable to match the fixed payable on the liability.

Barclays PLC. Registered in England. Registered No: 48839. Registered Office: 1 Churchill Place, London E14 5HP.

The structural hedge predominantly relates to non-interest-bearing current accounts, the deemed rate insensitive portion of instant access savings accounts, and the bank’s equity. These sources of funding are used to fund either floating rate customer assets or cash at central banks. This creates the structural exposure to interest rates referred to in the prior paragraph.

Additional disclosure covering this item will be added to a separate “Structural Hedge” captioned section, an example of which is included in Appendix A.

●	the type of financial instruments and derivatives you used to hedge this risk (e.g., receive fixed/pay variable swaps) during each period presented and in what interest rate scenarios the hedges result in gains or losses;

The programme consists of a portfolio of receive-fixed, pay-floating interest rate swaps. It is executed granularly with a small amount of the overall programme maturing and being ‘rolled over’ each month at prevailing market rates. The effect is to smooth the portfolio level yield through time, as swap rates change. This is a strategy that is commonly applied across the UK banking industry.

The programme had a notional of £246bn receive-fixed, pay-floating interest rate swaps as of 31 December 2023. Where prevailing interest rates are higher on reinvested swaps than maturing rates, the hedge yield and therefore net interest income will gradually increase over time. Vice versa, if the prevailing interest rate is lower, than maturing rates, then income from the portfolio will be gradually declining.

The derivatives will benefit in FV from a decrease in interest rates, and vice versa for an increase.

Additional disclosure covering this item will be added to a separate “Structural Hedge” captioned section, an example of which is included in Appendix A.

●	clarify if the derivatives used are settled daily and reconcile the notional amount of £246bn disclosed on page 315 to the table on page 355 in Note 14;

The externalised derivatives are principally cleared through the London Clearing House and settled daily.

The structural hedge swap programme is one component of a larger portfolio of derivatives, including offsetting flows from product hedges (e.g. pay fixed receive variable interest rate swaps for mortgages) and other risk management activities. The risk is centralised in Treasury and netted down before externalisation, with the net externalised position then subject to cashflow hedge accounting where required.

Barclays PLC. Registered in England. Registered No: 48839. Registered Office: 1 Churchill Place, London E14 5HP.

The £246bn is therefore offset with non-structural hedging positions of c.£118bn, bringing the total net externalised risk position to £128bn. The net externalised position is captured within the cashflow hedge accounted interest rate risk figure on page 360 in Note 14.

Additional disclosure covering this item will be added to a separate “Structural Hedge” captioned section, an example of which is included in Appendix A.

●	clearly describe how you account for the structural hedges;

Structural hedges are netted down against product hedges and other internal flows before the net position is executed externally using an interest rate swap. Additional disclosure covering this will be added to a separate “Structural Hedge” captioned section, an example of which is included in Appendix A.

These derivatives are accounted for under IFRS 9 mandatorily at fair value through profit and loss. The accounting policy for derivatives is covered on p.354 of the Barclays PLC 2023 Form 20-F.

●	if you use hedge accounting, please provide us an accounting analysis detailing how your policies are consistent with the guidance in IFRS 9;

As the underlying risk economically hedged is held at amortised cost, re-measurement of the net externalised interest rate risk position creates accounting asymmetry and thus income statement volatility.

To mitigate accounting asymmetry, Barclays employs hedge accounting to defer FV gains and losses from its net externalised interest rate risk position to the cash flow hedge reserve. FV gains and losses will be recycled from the reserve to the income statement, at the point the underlying hedged item impacts the income statement.

IFRS 9 permits an entity to choose as its accounting policy either to apply the hedge accounting requirements of IFRS 9 or to continue to apply the hedge accounting requirements of IAS 39 (Refer Para 7.2.21 of Chapter 7 IFRS 9). Barclays applies the requirements of IAS 39 Financial Instruments: Recognition and Measurement for hedge accounting purposes.

Barclays PLC. Registered in England. Registered No: 48839. Registered Office: 1 Churchill Place, London E14 5HP.

IAS 39 permits a hedged item to be defined as a highly probable transaction that exposes the entity to risk of changes in future cash flows (Refer Para 78 on qualifying items of IAS 39).

In accordance with the above, Barclays uses highly probable floating rate cashflows arising from loans and advances at amortised cost and cash and balances at Central Banks as hedged items (Refer Para 83 and 84 on Designation of group of items as hedges items of IAS 39). Cash flow hedge accounting is executed by matching floating rate cash flow payments observed on net externalised interest rate risk derivatives, with floating rate cash flow receipts on the aforementioned banking book assets.

The FV gain or loss associated with the effective portion of the cash flow hedge is recognised initially in other comprehensive income and held in the cash flow hedge reserve. In the periods when the hedged item affects the income statement, the reserve will subsequently be recycled to the income statement. Any ineffective portion of the gain or loss on the hedging instrument is recognised in the income statement immediately (Refer Para 95 to 97 on cash flow hedges of IAS 39).

The use of hedge accounting in this manner is common amongst UK peers and Barclays detail this through the breakdown of underlying asset types utilised e.g. cash and balance at Central Banks and therefore we have concluded that no additional disclosure is required here.

●	for each period presented, quantify in a tabular format any material gains or losses recognized by line item in the statement of comprehensive income from the structural hedges and reconcile these amounts to the amount disclosed on page 360 related to the amount of cash flow hedges of interest rate risk recycled to net interest income;

As detailed in the third bullet above, the cash flow hedge reserve and thus movements in the SOCI reflect a net externalised position of risks.

As a result of Barclays risk externalisation practice, no structural hedge data point within other comprehensive income is available in isolation.

The extent to which comprehensive income can be observed is presented below. This is limited to reflecting where in the SOCI gross structural hedging positions indirectly feature due to the aforementioned considerations.

Barclays PLC. Registered in England. Registered No: 48839. Registered Office: 1 Churchill Place, London E14 5HP.

£m	Reference	2023	2022	2021
SOCI CFH Reserve Net gains/(losses) from changes in fair value	P.326	4,447	(9,052)	(2,280)
of which interest rate risk on loans and advances	P.359	1,172	(4,059)	(2,465)
of which interest rate risk cash and balance at Central Banks	P.359	1,371	(4,389)
of which total interest rate risk		2,543	(8,448)	(2,465)

SOCI CFH Reserve Net losses/(gains) transferred to net profit	P.326	423	339	(1,173)
of which net interest income	P.360	1,750	333	(543)

It is not possible to provide a further breakdown of the SOCI as a result of Barclays externalising interest rate risk on a net basis.

The International Accounting Standards Board is exploring the development of an accounting model named “Dynamic Risk Management” to replace IAS 39. One key objective of the model is to enable more informative disclosures of banking book risk management within a company’s financial statements. Barclays are monitoring the progress of this accounting model which may impact future disclosures.

●	for each period presented, provide a discussion of the underlying economic drivers that resulted in the gains or losses detailed in the prior bullet point and to the extent needed, discuss how the accounting impacts the amounts recognized in each line item in the statement of comprehensive income;

The net externalised position in all years presented reflected a net receive fixed, pay floating derivative position. During 2021 and 2022, interest rates across G3 currencies increased and subsequently decreased in 2023.

During 2021 and 2022, FV losses on pay floating derivatives were deferred to the cash flow hedge reserve and reversed through 2023 as prior year interest rate increases partially reversed.

“Net losses/(gains) transferred to net profit of which net interest income,” reflect hedge accounting positions that have been de-designated. These positions recycle from the cash flow hedge reserve to net profit at the point the underlying hedged item impacts the income statement.

Prior to September 2021, the cash flow hedge reserve position overall, reflected net deferred gains from receive fixed, pay float derivatives. Recycling of de-designated positions thus yielded gains to net profit as they recycled from the cash flow hedge reserve. Post September 2021, net losses have been deferred to the reserve resulting in losses to net profit upon cash flow hedge reserve recycling.

Barclays PLC. Registered in England. Registered No: 48839. Registered Office: 1 Churchill Place, London E14 5HP.

As detailed in third bullet above, the cash flow hedge reserve and thus movements in the statement of other comprehensive income reflect a net externalised position of risks of which the structural hedge swap programme is one component and therefore Barclays has not made reference to structural hedge income in isolation within the disclosure.

●	clarify the extent that economic risk management objectives and strategies changed during each period presented, the impact of these changes on the structural hedges, the impact of these changes on the accounting (e.g., de-designation and new designations) and the impact of these changes on gains and/or losses recognized;

Economic risk management objectives and strategies have remained consistent throughout the period in question, consistent with the purpose of the hedging programme, which is to smooth income on stable hedgeable balances. Barclays hedging programme is programmatic and whilst changes can be made to the hedge, these are infrequent, and apply usually to details such as average tenor, or marginal buffers between hedgeable balances and executed hedges. These are made within a robust governance framework.

The two key variables in the structural hedge are the size/notional and duration of the hedge. Barclays has maintained a weighted average duration of close to 2.5 years in recent years.

A very conservative approach was taken to determining the structural hedge notional as deposit balances grew from December 2019, and especially from mid-2020, due to the policy-driven growth in the money supply during the Covid pandemic. It is usual to have a lag between changes in customer balances and changes to structural hedges as we assess whether those balances are stable and eligible for hedging.

We observed deposit growth of c. £130bn between 2019 and 2022 (2019: £415bn; 2022: £545bn). Over this period, we increased the hedge by c. £93bn (2019: £170bn; 2022: £263bn). We generally maintain a conservative level of unhedged buffers to accommodate balance outflows, or migrations away from products eligible for structural hedging to those that are not.

Barclays PLC. Registered in England. Registered No: 48839. Registered Office: 1 Churchill Place, London E14 5HP.

Sustained higher interest rates have resulted in a gradual shift in balance sheet composition, with customers migrating from non-interest bearing current accounts and instant access savings accounts to higher yielding trackers and term deposits, in line with broader industry trends.

In 2023 the reduction in balances eligible for structural hedging was affected through existing management actions, with buffers utilised and reinvestment of maturing hedges partially paused. This has reduced the hedge notional size gradually, by approximately £17bn during 2023 in line with balance sheet changes (amortising structure of the hedging is designed to provide this flexibility). No hedge unwinds have been required.

Cash flow hedges on the net externalised risk position have likewise been adjusted through designation/de-designation activity throughout the period, with associated reserve amounts recycled back to the income statement based on the life of the respective designations. Minimal (2023: £2m, 2022 £(13)m) Cash Flow Hedging Reserve (CFHR) recycling events which crystallise FV losses have been triggered as the floating rate assets used in the cashflow hedge designations have remained stable.

Additional disclosure covering these items will be added to a separate “Structural Hedge” captioned section, an example of which is included under Appendix A.

●	clearly discuss how gross and net contributions from the structural hedges are measured and presented in the statement of comprehensive income; and

The gross and net structural hedge contributions highlight the specific net interest income performance of the structural hedge portfolio of swaps, and are captured in total net interest income.

Gross income refers to the fixed legs of the derivatives, whilst the net contribution is calculated as the difference between the income on the fixed leg, and the interest expense on the floating leg of the swaps. As noted above, the structural hedge income contribution on a gross rather than a net basis is most relevant to income performance as the floating leg of the swap offsets the floating income received on the assets on the balance sheet which are being funded by the structural/hedgeable liability.

The SOCI reflects the changes in FV of the net external risk position on a net contribution basis.

Additional disclosure covering this item will be added to a separate “Structural Hedge” captioned section, an example of which is included in Appendix A.

●	reconcile the gross and net structural hedge contributions disclosed on page 315 to the amounts presented in the tabular format in response to the prior bullet point above if not apparent.

The gross and net structural hedge contributions are included in the net interest income and cash flow hedge reserve components of the SOCI as noted in the sixth bullet point above.

Barclays PLC. Registered in England. Registered No: 48839. Registered Office: 1 Churchill Place, London E14 5HP.

Appendix A – Proposed Margins disclosure

Margins analysis

For the year ended 31 December	2023			2022			2021
	Net interest income	Average customer assets	Net interest margin	Net interest income	Average customer assets	Net interest margin	Net interest income	Average customer assets	Net interest margin
	£m	£m	%	£m	£m	%	£m	£m	%
Barclays UK	6,431	205,667	3.13	5,893	205,972	2.86	5,202	206,628	2.52
Corporate and Investment Bank	1,991	54,600	3.65	1,796	56,008	3.21	1,238	47,725	2.59
Consumer, Cards and Payments	3,646	42,910	8.50	2,979	39,193	7.60	1,911	30,805	6.21
Barclays International	5,637	97,510	5.78	4,775	95,201	5.02	3,149	78,530	4.01
Total Barclays Group	12,068	303,177	3.98	10,668	301,173	3.54	8,351	285,158	2.93
Other[1]	641			(96)			(278)
Total Barclays Group net interest income	12,709			10,572			8,073

Note

1	Other comprises net interest income from Markets within Barclays International and Head Office including hedge accounting.

The Barclays Group Net Interest Margin (NIM) has increased 44bps from 3.54% to 3.98% in 2023, driven by the higher interest rate environment and continued structural hedge income momentum across the Group as well as higher balances in Consumer, Cards and Payments (CC&P) including the Gap Inc. portfolio acquisition, partially offset by product dynamics in deposits and mortgages.

Barclays PLC. Registered in England. Registered No: 48839. Registered Office: 1 Churchill Place, London E14 5HP.

Structural hedge

The Group’s combined product and equity structural hedge (the structural hedge) stabilises NIM on fixed rate non-maturity balance sheet items that are behaviorally stable. As interest rates move, such balances would otherwise drive material income volatility where there is a re-pricing mismatch with floating rate assets. The structural hedge predominately covers non-interest bearing current accounts and the fixed portion of instant access savings accounts, which are invested into either floating rate customer assets or balances at central banks, creating an exposure to changes in interest rates.

The structural hedge is executed via a portfolio of receive fixed, pay variable interest rate swaps, with an amortising structure so that a small portion matures and is reinvested each month at prevailing market rates. The structural hedge is one component of a larger portfolio of interest rate risks that includes non-structural hedging and offsetting flows from other risk management activities (e.g., pay fixed receive variable flows for mortgage and other asset hedging). The net risk of these positions is executed externally through interest rate swaps and managed for accounting risk within the cash flow hedge reserve 2. Overall the Group has external derivatives designated as cash flow hedges that hedge interest rate risk with a notional £128bn (December 2022: £141bn, December 2021: £103bn) which reflects the structural hedge notional of £246bn (December 2022: £263bn, December 2021: £228bn) netted with non-structural hedging positions of £118bn (December 2022:£122bn, December 2021: £125bn). The majority of these interest rate swaps are cleared with Central Clearing Counterparties and margined daily with an average duration of close to 2.5 years.

Note

2	Structural hedging derivatives are a component of the net externalised interest rate risk. The net externalised risk position is managed within the cash flow hedge reserve. Note 14 details the net externalised interest rate risk position in “Interest Rate derivatives designated as cash flow hedges P.355 and cash flow hedge of interest rate risk P.359 and P.360

Sustained higher interest rates have resulted in a gradual shift in balance sheet composition, with customers migrating from non-interest-bearing current accounts and instant access savings accounts to higher yielding trackers and term deposits, in line with broader industry trends.

Economic risk management objectives and strategies have remained consistent with the reduction in balances eligible for structural hedging (c.£61bn decrease in average current accounts and managed rate savings since December 2022) and has been affected through existing management actions, with buffers utilised and reinvestment of maturing hedges partially paused to gradually reduce c.£17bn of notional during 2023.

Cashflow hedges on the net externalised risk position have likewise been adjusted through designation/de-designation activity throughout the year, with associated reserve amounts amortised back to the income statement based on the life of the respective designations. Minimal (2023: £2m, 2022: £(13)m, 2021: £2m) cash flow hedging reserve recycling events which crystallise FV losses have been triggered as the floating rate assets used in the cashflow hedge designations have remained stable.

Gross structural hedge contributions of £3,623m (2022: £2,196m) and net structural hedge contributions of £(8,209)m (2022: £(1,544)m) are included in Group net interest income. Gross structural hedge contributions represent the absolute interest income earned from the fixed receipts on the swaps in the structural hedge as the floating leg of the swaps offsets the base funding of the deposits within net interest income, while the net structural hedge contributions represent the net interest income earned on the difference between the structural hedge rate and prevailing floating rates.

Barclays PLC. Registered in England. Registered No: 48839. Registered Office: 1 Churchill Place, London E14 5HP.